UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-18378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis US Savings Plan

55 Corporate Drive
Bridgewater, NJ 08807-5925

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE
Paris, France 75013

sanofi-aventis US Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Pension Committee of the
sanofi-aventis US Savings Plan

We have audited the statement of net assets available for benefits of the sanofi-aventis US Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefit for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the change in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Iselin, New Jersey

June 26, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Aventis Pharmaceuticals Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Aventis Pharmaceuticals Savings Plan (the “Plan”) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, effective for plan years ending after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented for all periods presented. Therefore, the presentation of the 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

July 14, 2006, except for Notes 2, 4 and 7,

as to which the date is July 10, 2007

sanofi-aventis US Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31
	2006	2005

Assets
Investments at fair value:
Investment in Master Trust	$382,838,500	$338,156,895
Mutual funds	1,486,984,108	1,011,297,268
Common and commingled trusts	181,700,560	121,567,600
Participant loans	26,689,000	19,629,984
	2,078,212,168	1,490,651,747

Income receivable	468,875	402,370
Contributions receivable – employee	3,423,515	3,903,749
Contributions receivable – employer	9,503,648	37,743,099
	13,396,038	42,049,218
Total assets	2,091,608,206	1,532,700,965

Liabilities
Accrued expenses	28,482	170,650
Net assets available for benefits, at fair value	2,091,579,724	1,532,530,315

Adjustment from fair value to contract value for fully benefit responsive investment contracts	4,087,343	3,167,858
Net assets available for benefits	$2,095,667,067	$1,535,698,173

See accompanying notes.

sanofi-aventis US Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Contributions:
Employee	$138,140,353
Employer	95,458,498
Investment Income:
Interest and dividends	52,276,894
Net appreciation in the fair value of investments (Note 3)	154,153,703
Net appreciation in the fair value of investments in Master Trust (Note 4)	19,236,110
Transfers from other plans	282,872,815
Total additions	742,138,373

Deductions
Distributions	181,798,586
Fees and expenses	370,893
Total deductions	182,169,479
Net increase in net assets available for benefits	559,968,894

Net assets available for benefits at beginning of year	1,535,698,173
Net assets available for benefits at end of year	$2,095,667,067

See accompanying notes.

sanofi-aventis US Savings Plan

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Plan Provisions

On January 1, 2006, the assets of Sanofi-Synthelabo Group Savings Plan (the “Sanofi Savings Plan”) were merged into the sanofi-aventis US Savings Plan (hereafter referred to as the “Plan”), formerly the Aventis Pharmaceuticals Savings Plan. The new merged plan was redesigned to align the benefits received by the plan participants of the Sanofi Savings Plan to equal those received by the Plan participants.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all employees of sanofi-aventis US Inc. and sanofi-aventis US LLC (the “Company”) as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico, Inc. (subsequently known as Aventis Pharmaceuticals Puerto Rico Inc.) and T. Rowe Price Trust Company (the “Trustee”) entered into a Master Trust Agreement (“Master Trust”) to serve as a funding vehicle for certain commingled assets of the sanofi-aventis US Savings Plan, formerly Aventis Pharmaceuticals Saving Plan, and the Plan, formerly Aventis Pharmaceuticals Puerto Rico Savings Plan.  The Trust Agreement was amended by adding the Sanofi Savings Plan and sanofi-aventis Hourly Savings Plan, formerly Sanofi-Synthelabo Inc Hourly Savings Plan (Des Plaines) (the “Hourly Saving Plan”) under the Trust Agreement effective December 16, 2005. Accordingly, certain assets of the Plans are maintained, for investment purposes only, on a commingled basis with the assets of sanofi-aventis US Savings Plan as well as the Hourly Savings Plan. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 4).

Trustee and Recordkeeper

The T. Rowe Price Trust Company is the Plan’s trustee.  The Trustee is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan assets.  T. Rowe Price Group Inc. is the Plan’s recordkeeper (see Note 8).

Plan Administration

The sanofi-aventis Retirement Administrative Committee (the “Committee”), as appointed by the Company’s Pension Committee, is responsible for the general administration of the Plan.  The Company also maintains trust funds as a part of the Plan to hold the assets of the Plan.  The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets. The Trustee also administered the payment of interest and principal on the bonds, which are reimbursed to the Trustee through contributions, as determined by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings or losses. Participant accounts are also charged with an allocation of administrative expenses based on the participant’s investment income or total account balances.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 30% of their eligible pay for 2006 (20% for 2005) in whole percentages (up to the allowable IRS annual maximum — $15,000 for 2006) on a pre-tax basis, pursuant to Internal Revenue Code (“IRC”) Section 401(k). Employees of 50 or older may make a catch-up contribution up to $5,000 for 2006.  After tax contributions of up to 70% are also available.

The Company shall contribute to the Plan for each participant each pay period on the first 6% of pre-tax, after-tax, and catch-up contributions according to years of service schedules by June 30 of the current year. For employees with 0-2 years service, the Company matches 100% of the employee’s contribution up to a maximum of 6% of eligible pay; for employees with 3-6 years service, the Company matches 125% of the employee’s contribution up to a maximum of 6% of eligible pay; for employees with 7 or more years service, the Company matches 150% of the employee’s contribution up to a maximum of 6% of eligible pay.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Vesting

Participants are always 100% vested in their pre-tax, catch up, and after-tax contributions accounts (contributions and related earnings). Employees as of December 31, 2005 are also 100% vested in their Company matching contribution account (contribution and related earnings.) Employees hired on or after January 1, 2006 are 100% vested in their Company matching contribution account after three years of service.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods:  receive the entire amount of their account balance in one lump-sum payment or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary.  If a participant dies, the participant’s designated beneficiary will receive the payments.

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also roll over IRA distributions (excluding minimum required distributions and nondeductible contributions).

Participants Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account balance or $50,000 less their highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 5.25% to 10.5%. Loan balances are payable in semi-monthly installments generally over a term of up to five years. Extended terms are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expense

Expenses incurred to administer the Plan, including trustee, recordkeeper, and investment advisory fees, are paid by the Plan.  The Company pays all remaining expenses of the Plan, if any.

Reclassifications

Certain reclassifications were made to the prior year balances to conform with the current year presentation related to adoption of SOP 94-4-1.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trust are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Aventis Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 4).  The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is zero at December 31, 2006 and 2005.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.67 % and 4.48% and the average yield was 3.69% and 3.98% during 2006 and 2005, respectively. At December 31, 2006 and 2005, the Plan’s interest in the GICs within the Master Trust was approximately 98% and 83%, respectively.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits:

	As of December 31
	2006	2005

Master Trust
sanofi-aventis US Savings Plan and sanofi-aventis Puerto Rico Savings Plan Master Trust	$382,838,500	$338,156,895

Mutual Funds
Retirement 2015	**	81,987,801
Retirement 2020	158,930,171	116,057,302
Retirement 2025	173,752,349	129,832,761
Retirement 2030	173,407,575	116,212,278
Retirement 2035	108,333,646	*
T.Rowe Price Small Cap Stock Fund	121,142,447	84,947,658

*	Asset balances as of December 31, 2005 did not represent 5% or more of the net assets available for benefits.
**	Asset balances as of December 31, 2006 did not represent 5% or more of the net assets available for benefits.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

Year Ended December 31, 2006

Mutual funds	$129,491,152
Common and collective trusts	24,662,551
$154,153,703

4. Master Trust

At December 31, 2006 and 2005, the Plan’s interest in the Master Trust was approximately 98% and 84% respectively.

The following table presents the fair value of investments held in the Master Trust.

	As of December 31
	2006	2005

Investments at fair value:
Cash and cash equivalents	$833,052	$1,183,933
Mutual funds	11,886,108	25,834,658
Company stock	98,282,173	95,769,750
Guaranteed insurance contracts	278,327,221	279,362,878
Total assets	389,328,554	402,151,219

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,168,147	3,817,133
	$393,496,701	$405,968,352

The following table presents the investment income for the Master Trust:

Year Ended December 31, 2006

Dividends	$1,665,623
Interests	13,209,546
Net appreciation in fair value of Common Stock and Mutual Funds	4,716,734
$19,591,903

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  However, the Plan has been amended since the receipt of the determination letter.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been made.  The Plan Administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

6. Bonds Payable

During 1999, the Plan merged with the Hoechst Marion Roussel Inc. Associate Stock Ownership Plan (the “HMR Plan”) subsequent to the formation of Aventis SA. The Company makes scheduled debt service payments on behalf of the Plan for bonds payable previously recorded within the HMR Plan. The bonds payable and the related receivable due from the Company to repay the remaining principle and any accrued interest to date, calculated at a rate of 9.11%, were recoded within the Statement of Net Assets Available for Benefits. These payments were recorded as additions (employer contributions) and deductions (bond principle payments and interest expense) within the Statement of Changes in Net Assets Available for Benefits. These amounts are guaranteed by the Company. Amounts remitted in excess of the required funding are held within certain investment funds denoted as non-participant directed with the Statement of Net Assets Available for Benefits. The final principle and interest payments of $10,378,630 and $472,747, respectively were paid on August 1, 2005.

7. Reconciliation of Financial Statements to Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31,
	2006	2005

Net assets available for benefits per the financial statements at contact value	$2,095,667,067	$1,535,698,173
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(4,087,343)	(3,167,858)
Net assets available for benefits, at fair value per Form 5500	$2,091,579,724	$1,532,530,315

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2006

Benefits paid to participants per the financial statements	$181,798,586
Less amounts allocated to withdrawing participants at beginning of year	—
Benefits paid to participants per the Form 5500	$181,798,586

8. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan.  T. Rowe Price Group Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

Supplemental Schedule

EIN: #36-4406953
Plan: #005

sanofi-aventis US Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2006

(a)		(b) Identity of Issue, Borrower, Lessor, or Similar Party	© Description of Investment	(d) Cost	(e) Current Value

		Mutual Funds
	*	AF Growth of America	Mutual fund 3,112,599 shares	**	$102,280,004
	*	Emerging Market Stock Fund	Mutual fund N/A shares	**	903
	*	PIMCO Total Return Fund	Mutual fund 5,421,184 shares	**	56,271,894
	*	Retirement 2005	Mutual fund 1,843,767 shares	**	21,406,132
	*	Retirement 2010	Mutual fund 5,204,491 shares	**	82,595,272
	*	Retirement 2015	Mutual fund 8,224,575 shares	**	101,737,995
	*	Retirement 2020	Mutual fund 9,160,240 shares	**	158,930,171
	*	Retirement 2025	Mutual fund 13,511,069 shares	**	173,752,349
		Retirement 2030	Mutual fund 9,328,003 shares	**	173,407,575
	*	Retirement 2035	Mutual fund 8,225,789 shares	**	108,333,646
	*	Retirement 2040	Mutual fund 3,901,781 shares	**	73,158,395
	*	Retirement 2045	Mutual fund 1,328,475 shares	**	16,433,233
	*	Retirement Income Fund	Mutual fund 1,127,288 shares	**	14,801,298
	*	Tradelink Investments	Mutual fund N/A shares	**	51,856,534
	*	T. Rowe Price Science & Technology Fund	Mutual fund N/A shares	**	3,170
	*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 3,539,072 shares	**	121,142,447
	*	Vanguard Inst Index Fund	Mutual fund 577,985 shares	**	74,901,013
	*	Vanguard Mid-Cap Index, Inst	Mutual fund 4,586,418 shares	**	90,948,677
	*	Vanguard Windsor II Admiral	Mutual fund 1,054,035 shares	**	65,023,400
		Total Mutual Funds			$1,486,984,108

		Common and Commingled Trusts
	*	JP Morgan EAFE Plus Fund	Mutual fund 4,711,837 shares	**	93,435,720
	*	Wellington Management Large-Cap Research Fund	Mutual fund 8,060,716 shares	**	88,264,840
		Total Common and Commingled Trusts			$181,700,560

		Loans
	*	Participant loans	Participant loans interest rates ranging from 5.25% to 10.5%	**	$26,689,000

*                 Indicates party-in-interest to the Plan.

**          As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of sanofi-aventis, the Plan Administrator of the sanofi-aventis US Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANOFI-AVENTIS US SAVINGS PLAN

Date: July 12, 2007

/s/ Elizabeth Donnelly

Elizabeth Donnelly, for the Pension Committee, Plan Administrator

Exhibits

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

Consent of Independent Registered Public Accounting Firm –
23.2	PricewaterhouseCoopers LLP